February 9, 1996



Board of Trustees
Scottish Widows International Fund
2650 Westview Drive
Wyomissing, PA 19610

Re:  Rule 24f-2 Notice

Ladies and Gentlemen:

     We are counsel to the Scottish Widows International Fund (the "Fund"), a Massachusetts business trust and investment company registered under the Investment Company Act of 1940 ("1940 Act"). The Fund has previously registered an indefinite number of shares of beneficial interest in the Fund (the "Shares") pursuant to the Securities Act of 1933 and the 1940 Act (1933 Act File No. 33-35081 and 1940 Act File No. 811-6019). In
connection therewith the Fund has filed concurrently herewith a Rule 24f-2 Notice, which notice indicates the number of Shares sold by the Fund during 1995 (the "Outstanding Shares").

     We have examined the following documents in connection with the Rule 24f-2 Notice filed concurrently herewith: the Fund's Prospectus and Statement of Additional Information; its Declaration of Trust; and the Fund's minute books. Based on such examination and upon examination of such other instruments, books, and records as we deemed necessary, we are of the opinion that the Outstanding Shares have been legally issued by the Fund and are fully paid and non-assessable.

     This opinion has been delivered to you solely for your use in connection with the filing of the Rule 24f-2 Notice and may not be disclosed by you for any other purpose without our express written consent.

                              Very truly yours,

                              STEVENS & LEE